UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CVRx, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

126638105

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126638105

13G

1.	NAMES OF REPORTING PERSONS Vensana Capital I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,711,355 shares of Common Stock (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,711,355 shares of Common Stock (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,711,355 shares of Common Stock (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vensana I (as defined in Item 2(a) of the Original Schedule 13G). Vensana GP I (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 20,815,635 shares of Common Stock outstanding as of October 24, 2023, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2023 (the “Form 10-Q”).

CUSIP No. 126638105

13G

1.	NAMES OF REPORTING PERSONS Vensana Capital I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,711,355 shares of Common Stock (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,711,355 shares of Common Stock (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,711,355 shares of Common Stock (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,815,635 shares of Common Stock outstanding as of October 24, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105

13G

1.	NAMES OF REPORTING PERSONS Kirk Nielsen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,367 shares of Common Stock (1)
	6.	SHARED VOTING POWER 1,711,355 shares of Common Stock (2)
	7.	SOLE DISPOSITIVE POWER 38,367 shares of Common Stock (1)
	8.	SHARED DISPOSITIVE POWER 1,711,355 shares of Common Stock (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,722 shares of Common Stock (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares of the Issuer’s Common Stock are subject to stock option awards that have been granted to Kirk Nielsen in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of filing this Amendment (as defined in the Introductory Note below).

(2)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 20,854,002 shares of Common Stock, calculated as follows: (i) 38,367 shares of the Issuer’s Common Stock subject to stock option awards that have been granted to Kirk Nielsen in his capacity as a director of the Issuer and that are exercisable as of or within 60 days of the filing of this Amendment plus (ii) 20,815,635 shares of the Issuer’s Common Stock outstanding as of October 24, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105

13G

1.	NAMES OF REPORTING PERSONS Peter Justin Klein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,711,355 shares of Common Stock (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,711,355 shares of Common Stock (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,711,355 shares of Common Stock (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,815,635 shares of Common Stock outstanding as of October 24, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105

13G

Introductory Note: This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 10, 2022 and Amendment No. 1 filed with the Commission on February 3, 2023 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 126638105

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

VENSANA CAPITAL I, L.P.

By: Vensana Capital I GP, LLC
Its: General Partner

By:	*
Kirk Nielsen
Its:	Managing Director

VENSANA CAPITAL I GP, LLC

By:	*
Kirk Nielsen
Its:	Managing Director

*
Kirk Nielsen

*
Peter Justin Klein

*By:	/s/ Steven Schwen
Name:	Steven Schwen
Attorney-in-Fact

[*	This Schedule 13G was executed pursuant to a Power of Attorney. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.]